**Primary Business Name: INTELLIGENT CROSS LLC**                    **BD Number: 288946**

**BD - AMENDMENT**

**07/13/2021**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ⊙ Yes ○ No |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| ATTANASIO, ELIZABETH MARIE | I | FINANCIAL OPERATIONS PRINCIPAL, CFO | 06/2017 | NA | N | | 5325007 |
| IMPERATIVE EXECUTION INC. | DE | SOLE MEMBER | 11/2016 | E | Y | | 81-3806732 |
| PALAZZO, JOHN MICHAEL | I | CEO, CO-COO | 04/2018 | NA | Y | N | 1362228 |
| PENA, PETER JONATHAN | I | HEAD OF TRADING OPERATIONS | 06/2017 | NA | N | | 6847261 |
| Paverman, Mark Elliot | I | CCO | 07/2021 | NA | N | N | 1046105 |
| RIEFFEL, MARC ALEXIS | I | CO-COO | 09/2020 | NA | Y | N | 5293522 |